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Bryan Cave LLP
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1200 Main Street, Suite 3500
Kansas City, MO 64105-2100
Tel (816) 374-3200
Fax (816) 374-3300
www.bryancave.com

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To:	Ms. Marie Trimeloni	Fax:	202-772-9368
Date:	December 12, 2005		
From:	Mary Brenner for Gregory Johnson		0176788
Tel:	816-374-3335		

For your information.



Gregory G. Johnson
Partner
Direct 816-374-3227
ggjohnson@bryancave.com

December 12, 2005

BY FAX 202-772-9368
Securities and Exchange Commission
Attn: John Cash
Accounting Branch Chief
100 F Street, NE
Washington, DC 20549

Bryan Cave LLP
One Kansas City Place
1200 Main Street, Suite 3500
Kansas City, MO 64105-2100
Tel (816) 374-3200
Fax (816) 374-3300
www.bryancave.com

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And Bryan Cave,
A Multinational Partnership,

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Dear Mr. Cash:

Our client, Compass Minerals Group, Inc. ("CMG"), is in receipt of your letter dated December 2, 2005 regarding comments to CMG's Form 10-K for fiscal 2004 and Form 10-Q for the period ended September 30, 2005. In such letter you express certain comments to be considered for CMG's future filings with the Commission. As discussed today with Anne McConnell, Review Accountant, CMG is currently undertaking a tender offer for its publicly held debt securities and, if the tender offer is successful, CMG intends to file a Form 15 to deregister such securities under the Securities Exchange Act of 1934 ("1934 Act"). If the Form 15 is filed, then CMG will no longer have obligation to make periodic filings with the Commission under the 1934 Act. Therefore, as agreed with Ms. McConnell, we will respond to your December 2, 2005 letter by January 6, 2006 (after the conclusion of the tender offer).

Thank you for your consideration.

Very truly yours,

Gregory G. Johnson

GGJ:mb

Cc: Marie Trimeloni, Staff Accountant
       Anne McConnell, Review Accountant
       Rodney L. Underdown, Compass Minerals Group, Inc.

KC 764698.1